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June 8, 2006

Via EDGAR

Paul Cline and Michael Volley
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Royal Bank of Canada - Form 40-F for the Fiscal Year Ended October 31, 2005 (SEC File No. 001-13928)

Dear Messrs. Cline and Volley:

        In my letter to you of May 3, 2006, I advised that Royal Bank of Canada intended to respond to the Staff’s third comment letter on the above-referenced Annual Report on Form 40-F by no later than June 9, 2006. On June 7, 2006 representatives of the Bank participated in a conference call with Mike Volley of the Staff in order to discuss various issues that the Bank wished to raise with the Staff as a result of the extensive work done to that date on its response to the Staff’s comment letter. The Bank found the conference call to be very helpful and appreciates Mr. Volley’s consideration in making himself available for it.

        As a result of the recent conference call and the work undertaken to date, the Bank has determined to undertake a considerable amount of additional analysis and review in connection with its response to the Staff’s comment letter. In order to permit

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adequate time for such work to be performed and appropriately reviewed, the Bank now plans to submit its response by no later than June 30, 2006.

        If you have any questions concerning this matter, please contact the undersigned at 212-558-4016.

Very truly yours, Donald R. Crawshaw

cc:	Janice R. Fukakusa Linda F. Mezon Karen E. McCarthy (Royal Bank of Canada) D.D. Morris (Deloitte & Touche LLP) Donald J. Toumey (Sullivan & Cromwell LLP)